Filed pursuant to Rule 424(b)(4)

Registration No. 333-229014

PROSPECTUS

84,747,162 Common Shares

This prospectus relates to the resale or other disposition of up to 84,747,162 of our common shares by the selling shareholders named in this prospectus. The selling shareholders may, from time to time, sell, transfer or otherwise dispose of any or all of their common shares or interests in their common shares on any stock exchange, market or trading facility on which the common shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. See the disclosure under the heading “Plan of Distribution” in this prospectus for more information.

We will not receive any proceeds from the resale of the common shares by the selling shareholders. See “Use of Proceeds” beginning on page 5 and “Plan of Distribution” beginning on page 23 of this prospectus for more information.

Our common shares are listed on the NYSE American and the TSX Venture Exchange under the symbol “ZOM.” On February 7, 2019, the last reported closing sale price of our common shares on the NYSE American was $0.84 per share.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), and as such, we have elected to comply with certain reduced public company reporting requirements. See “Prospectus Summary – Implications of Being an Emerging Growth Company” in this prospectus for more information.

Investing in our securities involves certain risks. See “Risk Factors” in our most recent Annual Report on Form 10-K as such risk factors may be updated in our subsequent reports filed with the Securities and Exchange Commission, which are incorporated by reference herein, and as may be amended, supplemented or superseded from time to time by other reports we file with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 7, 2019

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process. Under this shelf registration process, the selling shareholders may, from time to time, sell or otherwise dispose of the shares of our common shares covered hereby in one or more transactions. See “Plan of Distribution.” To the extent we file any prospectus supplements, such prospectus supplements may add, update or change information contained in this prospectus to the extent permitted by the Securities Act of 1933, as amended (the “Securities Act”). You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

We and the selling shareholders have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any free writing prospectus we authorize for use in connection with this offering. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The selling shareholders are offering to sell, and seeking offers to buy, these securities only in jurisdictions where such offers and sales are permitted. You should not assume that the information contained in or incorporated by reference in this prospectus or any prospectus supplement or in any such free writing prospectus is accurate as of any date other than their respective dates.

Unless the context provides otherwise, references herein to “we,” “our,” “us,” “our company” and “Zomedica” refer to Zomedica Pharmaceuticals Corp. together with, where applicable, our consolidated subsidiary, Zomedica Pharmaceuticals Inc., a Delaware corporation.

Unless otherwise noted herein, all references to “CDN$,” “CAD$,” or “Canadian dollars” are to the currency of Canada and “$,” “dollars,” “US$,” “United States dollars,” or “U.S. dollars” are to the currency of the United States.

FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference herein, contains forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative or plural of these words and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2017, as modified under the caption “Risk Factors” in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2018 and our Current Report on Form 8-K filed on December 20, 2018.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

PROSPECTUS SUMMARY

Our Company

We are a development stage veterinary diagnostic and pharmaceutical company creating products for companion animals (canine, feline, and equine) by focusing on the unmet needs of clinical veterinarians. We believe that we have identified and are developing diagnostics and therapeutics that have the potential to significantly improve the diagnosis and treatment of various diseases affecting companion animals. We believe that there are significant unmet medical needs for pets, and that the pet diagnostic and therapeutic segments of the animal health industry are likely to grow substantially as new diagnostic tools and treatments are identified, developed, and marketed specifically for companion animals.

Together with our strategic partners, we are developing a Bulk Acoustic Wave sensor based veterinary point of care diagnostic platform for diagnosis and treatment management of disorders such as thyroid and adrenal abnormalities, a Raman spectroscopy based point of care diagnostic platform for the detection of pathogens, and liquid biopsy assays for the detection of cancer and related consumables. The regulatory pathway to obtain pre-market regulatory approval of companion animal diagnostics is significantly shorter than for similar diagnostic products intended for human use. In certain cases, pre-market regulatory approval may be unnecessary, depending on the intended use of the diagnostic.

We also have identified a number of drugs that have proven safe and effective in humans that we are developing for use in canines and felines. We believe this development approach enables us to reduce the risks associated with obtaining regulatory approval for unproven product candidates and shortens the development timeline necessary to bring our product candidates to market. We have four drug product candidates in early development and have identified several other potential product candidates for further investigation.

In addition, we are investigating the development of alternative drug delivery technologies for our drug product candidates. Many of the human-approved therapeutics used in companion animals are only available in pill or injectable form. However, it can be difficult to give a companion animal an injection or to assure that the animal has swallowed a pill. As a result, we believe that compliance with treatment regimens is a significant problem for veterinarians and pet owners. The challenges associated with medicating pets are unique, and we believe that developing product candidates that can be easily taken by the pet or easily administered by pet owners will help increase compliance.

Corporate Information

Zomedica Pharmaceuticals Corp. (formerly, Wise Oakwood Ventures Inc.) was originally incorporated as Wise Oakwood Ventures Inc. on January 7, 2013 under the Business Corporations Act (Alberta) (“ABCA”). On October 28, 2013, we completed our initial public offering in Canada and became classified as a Capital Pool Company, as defined under the rules of the TSX Venture Exchange (“TSX-V”). On April 21, 2016, we changed our name to Zomedica Pharmaceuticals Corp. and consolidated our common shares on a one-for-two and one-half basis. ZoMedica Pharmaceuticals Inc. (“ZoMedica Inc.”) was incorporated on May 14, 2015 under the ABCA. On April 21, 2016, we completed a qualifying transaction (the “Qualifying Transaction”) under TSX-V Policy 2.4 – Capital Pool Companies, consisting of a three-cornered amalgamation among our company, ZoMedica Inc. and our wholly-owned subsidiary. Under the Qualifying Transaction, ZoMedica Inc. and our subsidiary were amalgamated to form Zomedica Pharmaceuticals Ltd. (“Zomedica Ltd.”). As consideration for the amalgamation, shareholders of ZoMedica Inc. became the owners of 97.6% (non-diluted) of our common shares, and ZoMedica Ltd. became our wholly-owned subsidiary. Subsequent to the Qualifying Transaction, Zomedica Ltd. was vertically amalgamated into our company. We have one wholly-owned subsidiary, Zomedica Pharmaceuticals, Inc., a Delaware company. Our principal executive offices are located at 100 Phoenix Drive, Suite 190, Ann Arbor, MI 48108, and our telephone number is (734) 369-2555. Our website address is www.zomedica.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this document.

Prior Issuances of Common Shares

The common shares covered hereby were issued in connection with the transactions described below.

November 2018 Private Placement

In November 2018, we announced that we had commenced a private offering to accredited investors in the United States of up to 6,578,947 common shares at a price of $1.52 per share for aggregate gross proceeds of up to $10.0 million (the “November 2018 Private Placement”). In January 2019 we sold an aggregate of 2,815,789 common shares in the November 2018 Private Placement for aggregate gross proceeds of approximately $4.3 million. The 2,815,789 common shares are covered by the registration statement of which this prospectus forms a part.

Qorvo Agreement

In November 2018, we announced that we entered into a development and supply agreement (the “Qorvo Agreement”) with Qorvo Biotechnologies, LLC (“Qorvo”), a wholly-owned subsidiary of Qorvo, Inc., for the development of veterinary diagnostic assays and related instruments. In connection with the Qorvo Agreement, we agreed to pay Qorvo $1.0 million in cash within 14 business days and issued to Qorvo 2,565,789 common shares at an ascribed price of $1.52 per share. We have also agreed to pay Qorvo up to an additional $10.0 million of milestone payments in cash or, if elected by Qorvo, up to an additional $10.9 million in milestone payments, payable partly in cash and partly in additional unregistered common shares. In connection with the Qorvo Agreement, we also entered into a registration rights agreement with Qorvo pursuant to which we agreed to provide Qorvo with certain registration rights with respect to the common shares issued by us under the Qorvo Agreement. The 2,565,789 common shares issued to Qorvo are covered by the registration statement of which this prospectus forms a part.

May 2018 Private Placement

In May 2018, we announced that we had commenced a private offering to accredited investors in the United States of up to 4,651,162 common shares at a price of $2.15 per share for aggregate gross proceeds of up to $10.0 million (the “May 2018 Private Placement”). We sold an aggregate of 1,861,627 common shares in the May 2018 Private Placement for aggregate gross proceeds of approximately $4.0 million. The 1,861,627 common shares are covered by the registration statement of which this prospectus forms a part.

Seraph Agreement

In May 2018, we announced that we had we entered into a development, commercialization and exclusive distribution agreement (the “Seraph Agreement”) with Seraph Biosciences, Inc. (“Seraph”) for the development and marketing of Seraph’s pathogen detection system in the form of a point-of-care diagnostic instrument. We paid Seraph up-front fees of $500,000 and issued to Seraph 641,717 common shares at an ascribed price of $1.9479 per share. Seraph is entitled to additional payments for development costs. We also agreed to pay Seraph up to an additional $7.0 million, payable 50 percent in cash and 50 percent in additional common shares, upon the achievement of specified milestones. Seraph is entitled to certain registration rights with respect to the common shares issued pursuant to the Seraph Agreement. In addition, we will pay Seraph license fees based on a percentage of gross profit. The 641,717 common shares issued to Seraph are covered by the registration statement of which this prospectus forms a part.

Celsee Agreement

In December 2017, we entered into a license and supply agreement (the “Celsee Agreement”) with Celsee, Inc. (“Celsee”) for exclusive, global rights to develop and market Celsee’s liquid biopsy platform. The Celsee Agreement covers the development and commercialization of liquid biopsy assays and related consumables for the detection of cancer in companion animals. We paid Celsee up-front fees of $500,000 and issued to Celsee 112,314 common shares having an ascribed price of $2.2259 per share. We also agreed to pay Celsee up to an additional $1.0 million, payable 50 percent in cash and 50 percent in additional common shares, upon the achievement of specified milestones. In January 2019, the milestones were achieved. Celsee elected to receive the entire $1.0 milestone payment in our common shares valued at $1.52 per share and we issued to Celsee an additional 657,894 common shares. Celsee is entitled to certain registration rights with respect to the common shares issued by us under the Celsee Agreement. The 770,208 common shares issued to Celsee under the Celsee Agreement are covered by the registration statement of which this prospectus forms a part.

2017 Private Placements

In July 2017, we issued 1,502,691 common shares to accredited investors at a price of $2.21 per share for aggregate gross proceeds of approximately $3.3 million. In April, 2017, we issued 2,902,682 common shares to accredited investors at a price of $1.12 per share for aggregate gross proceeds of approximately $3.3 million.

2017 Exercise of Outstanding Stock Options

At various times during 2017, we issued an aggregate of 1,700,000 common shares upon the exercise of options having a weighted average exercise price of $0.57 per share.

2016 Private Placements

On December 29, 2016, we issued 791,373 common shares at a price of $1.11 per share for aggregate gross proceeds of approximately $880,000. On August 25, 2016, we issued 3,342,480 common shares at a price of $1.13 per share for aggregate gross proceeds of approximately $3.9 million.

2016 Exercise of Outstanding Stock Options

At various times during 2016, we issued an aggregate of 480,000 common shares upon the exercise of options having a weighted average exercise price of $0.06 per share.

Exercise of Outstanding Warrants

On April 21, 2016, we issued 100,000 common shares at a price of $0.19 per share upon exercise of previously issued broker warrants.

Completion of Qualifying Transaction

On April 21, 2016, we issued 80,000 common shares at a price of $0.19 per share as payment of advisory fees upon completion of our Qualifying Transaction. On April 21, 2016, we issued 77,370,716 common shares at a price of $0.19 per share to the holders of all of the common shares of ZoMedica Inc. as consideration payable pursuant to the Qualifying Transaction.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act enacted in April 2012. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until December 31, 2022. However, if certain events occur prior to December 31, 2022, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before such date.

In addition, the JOBS Act provides that an emerging growth company may delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

The Offering

This prospectus relates to the resale or other disposition from time to time by the selling shareholders identified in this prospectus of up to 80,863,744 of our common shares. None of the shares registered hereby are being offered for sale by us.

Common shares offered by the selling shareholders:	Up to 84,747,162 common shares.

Common shares outstanding:	101,121,923 (1)

Use of proceeds:	We will not receive any proceeds from the sale of common shares offered by the selling shareholders under this prospectus.

Listing information:	Our common shares are listed on the NYSE American and TSX-V under the symbol “ZOM.”

Risk factors:	See “Risk Factors” in our most recent Annual Report on Form 10-K and in our subsequent reports filed with the SEC, which are incorporated by reference herein and other information in this prospectus for a discussion of the factors you should consider before you decide to invest in our securities.

(1)	As of January 14, 2019. Excludes as of that date, the following: (i) 6,417,004 common shares issuable upon the exercise of outstanding options with a weighted average exercise price of $1.56 per share; and (ii) 3,695,188 common shares reserved for future issuance under our stock option plan. Our stock option plan provides that the maximum number of shares reserved for issuance upon exercise of outstanding stock options is equal to 10% of our issued and outstanding common shares.

RISK FACTORS

You should carefully consider all of the information in this prospectus and, in particular, you should evaluate the specific risk factors incorporated by reference herein and included or incorporated by reference in any applicable prospectus supplement.

USE OF PROCEEDS

We will not receive proceeds from the sale of common shares under this prospectus.

DETERMINATION OF OFFERING PRICE

The selling shareholders will determine at what price they may sell the common shares offered by this prospectus, and such sales may be made at prevailing market prices, at prices related to the prevailing market price or at privately negotiated prices.

SELLING SHAREHOLDERS

This prospectus covers the resale or other disposition by the selling shareholders identified in the table below of up to an aggregate of 84,747,162 of our common shares. The selling shareholders acquired our common shares in transactions described above under the heading “Prospectus Summary – Prior Issuances of Common Shares.” Except as described above under the heading “Prospectus Summary – Prior Issuances of Common Shares” or under the heading “Relationships with Selling Shareholders” below, to our knowledge, no selling shareholder, nor any affiliate of such shareholder: (i) has held any position or office with us during the three years prior to the date of this prospectus; or (ii) is a broker-dealer, or an affiliate of a broker-dealer.

The table below sets forth, as of January 14, 2019, the following information regarding the selling shareholders:

  the number of common shares beneficially owned by each selling shareholder prior to this offering;
  the number of common shares to be offered by each selling shareholder in this offering;
  the number of common shares to be beneficially owned by each selling shareholder assuming the sale of all of the common shares covered by this prospectus; and
  the percentage of our issued and outstanding common shares to be owned by each selling shareholder assuming the sale of all of the common shares covered by this prospectus based on the number of common shares issued and outstanding as of January 14, 2019.

All information with respect to the common share ownership of the selling shareholders has been furnished by or on behalf of the selling shareholders. We believe, based on information supplied by the selling shareholders, that except as may otherwise be indicated in the footnotes to the table below, the selling shareholders have sole voting and dispositive power with respect to the common shares reported as beneficially owned by them. Because the selling shareholders identified in the table may sell some or all of the common shares owned by them and covered by this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the common shares, no estimate can be given as to the number of common shares available for resale hereby that will be held by the selling shareholders upon termination of this offering. In addition, the selling shareholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the common shares they hold in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth in the table below. We have, therefore, assumed for the purposes of the following table, that the selling shareholders will sell all of the common shares owned beneficially by them that are covered by this prospectus, but will not sell any other common shares that they presently own. Except as described above under “Prospectus Summary – Prior Issuances of Common Shares” or below under “Relationships with Selling Shareholders,” none of the selling shareholders has held any position or office, or has otherwise had a material relationship, with us or any of our subsidiaries within the past three years other than as a result of the ownership of our common shares or other securities.

Name of Selling Shareholder	Shares Beneficially Owned prior to Offering (1)	Shares Offered by this Prospectus	Shares Beneficially Owned after Offering (1)	Percentage of Shares Beneficially Owned after Offering (1) (2)
Gerald Solensky Jr.	40,250,936	37,200,936	3,050,000	3.0%
The Rowe Family GST Trust (3)	11,120,000	11,120,000	-	-
David Sikkema (4)	4,109,600	4,099,600	-	-
Clinton Starrs	3,689,995	3,689,995	-	-
Jeffrey T. Pinkston	2,591,003	2,591,003	-	-
William Carpenter MacArthur (5)	1,006,055	1,005,055	1,000	*
Stephanie Laine Morley (6)	2,364,580	860,580	1,504,000	2.3%
Gerald Solensky Sr.	1,038,320	1,038,320	-	-
Helen D. Starman (7)	8,702,279	61,500	1,206,084	1.2%
Equidebt LLC (8)	8,517,913	7,386,829	1,131,084	1.1%
Damon Granger	525,870	525,870	-	-
Lisa D. VanGilder Trust (9)	603,726	603,726	-	-
Linda D. Becker Living Trust (10)	602,511	602,511	-	-
Trevis J. Burbach	579,256	579,256	-	-
William K. Becker Living Trust (11)	602,511	602,511	-	-
Russell H. VanGilder Jr. Trust (12)	431,233	431,233	-	-
Kevin Lewis	409,107	409,107	-	-
Robert K. Martin	368,070	368,070	-	-

Daniel T. Hibma (13)	760,587	687,262	73,325	*
Peter A. Levine and Marion V. Day, JTWROS	525,953	333,600	192,353	*
Radical Capital Ltd. (14)	325,400	325,400	-	-
Russell H. VanGilder III	280,301	280,301	-	-
Henry Vander Goot	278,000	278,000	-	-
Joel Yale Hechtman	238,000	238,000	-	-
David Stowell Jr. (15)	311,580	259,580	52,000	*
Joshua Edward Schuyler	259,580	259,580	-	-
Great Lakes Investment Company (16)	227,446	227,446	-	-
Rodney Williams (17)	440,000	40,000	400,000	*
Julie K. Tittl	172,493	172,493	-	-
Russell H. VanGilder III 2010 Grantor Trust (18)	172,493	172,493	-	-
Erica D. Sandusky 2010 Grantor Trust (18)	129,370	129,370	-	-
William C. Ogle Trust (19)	129,370	129,370	-	-
Kevin J. Weatherwax	102,348	102,248	100	*
Jamie L. VanGilder 2009 Trust (18)	107,808	107,808	-	-
Bruce A. Burskey	159,846	86,246	73,600	*
Erica D. Sandusky 2009 Trust #1 (18)	86,246	86,246	-	-
Russell H. VanGilder IV 2009 Trust (18)	86,246	86,246	-	-
Tiffany R. King 2009 Trust (18)	86,246	86,246	-	-
Jeffrey M. Rowe U/T/A dated November 5, 2004 (20)	664,480	664,480	-	-
Wickfield Properties LLC (21)	47,866	47,866	-	-
RJB SEP LLC (22)	43,123	43,123	-	-
Michelle M. Hayosh (23)	80,186	30,186	50,000	*
Bernard Jay Alpern	21,561	21,561	-	-
Kristen Grace Boozman	21,561	21,561	-	-
Robert W. DiMarzo	134,880	134,880	-	-
Matthew M. Wittbrodt	105,859	105,859	-	-
Daniel B. Carroll	893,133	893,133	-	-
Mark Edward Letavis	223,283	223,283	-	-
HPH Phoenix LLC (24)	992,983	588,403	404,580	*
5KP, LLC (25)	9,052	9,052	-	-
Tim Turczyn	218,243	218,243	-	-
Celsee, Inc.	770,208	770,208	-	-
Seraph Biosciences, Inc.	641,717	641,717	-	-
Qorvo Biotechnologies, LLC	2,565,789	2,565,789	-	-
Martin Blumentritt	23,255	23,255	-	-
Klingenberg Enterprises, Inc. (26)	116,280	116,280	-	-
Michael Burskey	86,246	86,246	-	-
Paul Dominick	278,000	278,000	-	-

*	Less than one percent.
(1)	Beneficial ownership includes common shares as to which a person or group has sole or shared voting power or dispositive power. Common shares registered hereunder, as well as common shares subject to options, warrants or convertible preferred stock that are exercisable or convertible within 60 days of January 14, 2019, are deemed outstanding for purposes of computing the number of shares beneficially owned and percentage ownership of the person or group holding such common shares, options, warrants or convertible securities, but are not deemed outstanding for computing the percentage of any other person.
(2)	Percentages are based on 101,121,923 common shares outstanding as of January 14, 2019.
(3)	Michele Ramo is a trustee and shares voting and dispositive power with Jeffrey Rowe over the common shares held by The Rowe Family GST Trust.
(4)	Includes 10,000 common shares held by Mr. Sikkema’s spouse.
(5)	Includes 1,000 common shares held by Dr. MacArthur’s child.

(6)	Includes options to purchase 900,000 common shares, 641,685 common shares held by The Dr. Stephanie Morley Revocable Living Trust and 5,000 common shares held by Dr. Morley’s children.
(7)	Ms. Starman is a natural person with voting and dispositive power over an additional 61,500 common shares in her own name; Ms. Starman is also the beneficial owner of an additional 8,640,779 common shares, consisting of 8,517,913 common shares held by Equidebt LLC, 47,866 common shares held by Wickfield Properties LLC and 75,000 common shares held by Ms. Starman’s children; at the entity level, Bradley J. Hayosh and Jeffrey S. Starman have voting and dispositive power over an aggregate 8,565,779 common shares, while Ms. Starman and Mr. Hayosh share ownership of both Equidebt LLC and Wickfield Properties LLC. Beneficial ownership after the offering reflects the assumed sale of all common shares to be offered by Equidebt LLC and Wickfield Properties LLC.
(8)	Bradley J. Hayosh and Jeffrey S. Starman share voting and dispositive power over the shares held by Equidebt LLC, while Equidebt LLC is co-owned by Mr. Hayosh and Helen D. Starman. Mr. Hayosh and Mr. Starman also share voting and dispositive power over 47,866 common shares held and being offered by Wickfield Properties LLC, while Wickfield Properties LLC is co-owned by Mr. Hayosh and Ms. Starman. Ms. Starman is a natural person with voting and dispositive power over an additional 61,500 common shares held in her own name and over an additional 75,000 common shares held by her children.
(9)	Lisa D. VanGilder is a natural person with voting and dispositive power of the common shares held by the Lisa D. VanGilder Trust.
(10)	Linda D. Becker is a trustee with voting and dispositive power over the common shares held by the Linda D. Becker Living Trust.
(11)	William K. Becker is a trustee with voting and dispositive power over the common shares held by the William K. Becker Living Trust.
(12)	Russell H. VanGilder Jr. is a natural person with voting and dispositive power of the common shares held by the Russell H. VanGilder Jr. Trust.
(13)	Includes 350,000 common shares held by the Daniel Hibma Declaration of Trust and 58,500 common shares held by Mr. Hibma’s IRA..
(14)	Marcus New is a natural person with voting and dispositive power over the shares held by Radical Capital Ltd.
(15)	Includes options to purchase 50,000 common shares and 2,000 common shares held by Mr. Stowell’s children.
(16)	Thomas Carrigan is a natural person with voting and dispositive power over the shares held by Great Lakes Investment Company.
(17)	Includes options to purchase 400,000 common shares and 40,000 common shares held by Mr. Williams’ IRA.
(18)	Lisa D. VanGilder is a trustee with voting and dispositive power of the common shares held by: the Erica D. Sandusky 2009 Trust #1, the Erica D. Sandusky 2010 Grantor Trust, the Jamie L. VanGilder 2009 Trust, the Russell H. VanGilder III 2010 Grantor Trust, the Russell H. VanGilder IV 2009 Trust and the Tiffany R. King 2009 Trust.
(19)	William C. Ogle is a natural person with voting and dispositive power over the common shares held by the William C. Ogle Trust.
(20)	Jeffrey Rowe is a trustee with voting and dispositive power over the common shares held by Jeffrey M. Rowe Living Trust.
(21)	Bradley J. Hayosh and Jeffrey S. Starman share voting and dispositive power over the common shares held by Wickfield Properties LLC, while Wickfield Properties LLC is co-owned by Mr. Hayosh and Helen D. Starman. Mr. Hayosh and Mr. Starman also share voting and dispositive power over the 8,517,913 common shares held by Equidebt LLC, while Equidebt LLC is co-owned by Mr. Hayosh and Ms. Starman. Ms. Starman is a natural person with voting and dispositive power over an additional 61,500 common shares held in her own name.
(21)	Robert J. Burskey is a natural person with voting and dispositive power over the common shares held by RJB SEP LLC.
(23)	Includes 50,000 common shares held by Ms. Hayosh’s children.
(24)	Jeffrey S. Starman is a natural person with voting and dispositive power over the common shares held by HPH Phoenix LLC.
(25)	Darrell L. Pursell, Jr. is the member manager of 5KP, LLC and has voting and dispositive power over the common shares held by 5KP, LLC.
(26)	Keith Klingenberg is a natural person with voting and dispositive power over the common shares held by Klingenberg Enterprises.

Relationships with Selling Shareholders

Mr. Solensky is the Chairman of our board of directors and our President and Chief Executive Officer. Mr. Rowe is a member of our board of directors and Dr. MacArthur was a member of our board of directors until June 2017. Mr. MacArthur was our Chief Medical Officer and Director of Research and Development prior to his retirement effective July 1, 2017. Ms. Morley is our Chief Operations Officer and Vice President of Product Development. Mr. DiMarzo was our Executive Vice President of Global Strategy until June 2018. Mr. Gerald Solensky, Sr. is the father of Mr. Solensky.

On September 1, 2017, Equidebt LLC (“Equidebt”), one of our shareholders, entered into a loan agreement with Gerald A. Solensky, Jr., the Chairman of our board of directors, and our President and Chief Executive Officer, pursuant to which Equidebt agreed to provide Mr. Solensky with an unsecured line of credit in the amount of $5.0 million for the purpose of enabling Mr. Solensky to exercise options to purchase up to 950,000 common shares expiring on December 21, 2018 and to purchase additional common shares from us from time to time (the “Line of Credit”). Amounts borrowed under the Line of Credit were to bear interest at a rate of 14% per annum payable at maturity. In addition, Mr. Solensky was required to pay Equidebt a monthly maintenance fee of $6,250 per month payable at maturity. All amounts borrowed under the Line of Credit were to become due and payable on September 1, 2022. We were not a party to the Line of Credit, which was full recourse against Mr. Solensky.

As a result of discussions with the NYSE American in connection with our application to list our common shares, we restructured and replaced the Line of Credit. Accordingly, on October 17, 2017, we entered into a loan agreement with Equidebt pursuant to which Equidebt agreed to provide us with a five-year $5.0 million unsecured working capital line of credit (the “Working Capital Line of Credit”). Amounts borrowed under the Working Capital Line of Credit bear interest at a rate of 14% per annum payable at maturity. All amounts borrowed under the Working Capital Line of Credit become due and payable on October 17, 2022. We can make two borrowings under the Working Capital Line of Credit, each of which must be for a minimum of $250,000. The Working Capital Line of Credit is unsecured; however Mr. Solensky has personally guaranteed our obligations under the Working Capital Line of Credit. In connection with the establishment of the Working Capital Line of Credit, the Line of Credit was cancelled without further liability or obligation of either party.

See “Prospectus Summary – Prior Issuances of Common Shares” for information relating to transactions with Qorvo, Seraph and Celsee, three of our shareholders.

DESCRIPTION OF SECURITIES

The following is a summary of the rights of our common shares and preferred shares as set forth in our Articles of Incorporation, as amended, and By-laws, which are included as exhibits to the registration statement relating to this offering filed by us with the SEC. This summary does not purport to be complete and is qualified in its entirety by the full text of our aforementioned constating documents and by applicable law.

Our authorized capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of preferred shares without nominal or par value, which are issuable in series.

As of January 14, 2019, 101,121,923 common shares were issued and outstanding as fully paid and non-assessable shares. No preferred shares had been issued as of that date and accordingly, none were issued and outstanding. In addition, as of January 14, 2019, we had outstanding options to purchase an aggregate of 6,417,004 common shares outstanding with a weighted average exercise price of $1.56 per share.

The additional shares of our authorized stock available for issuance may be issued at times and under circumstances so as to have a dilutive effect on earnings per share and on the equity ownership of the holders of our common shares. The ability of our board of directors to issue additional shares could enhance the board’s ability to negotiate on behalf of the shareholders in a take-over situation but could also be used by the board of directors to make a change-in-control more difficult, thereby denying shareholders the potential to sell their shares at a premium and entrenching current management.

Dividend Rights

Subject to any rights, privileges, restrictions and conditions which may apply to any series of preferred shares that are issued, holders of our common shares are entitled to receive dividends, if, as and when declared by the board of directors.

Voting Rights

The holders of the common shares are entitled to receive notice of and attend any meeting of our shareholders and are entitled to cast one vote for each common share held.

No Preemptive, Conversion or Redemption Rights

Holders of our common shares are not entitled to preemptive rights and our common shares are not subject to conversion or redemption.

Rights upon Liquidation

On the winding-up, liquidation or dissolution of our company or upon the happening of any other event giving rise to a distribution of our assets other than by way of dividend amongst our shareholders for the purposes of winding-up our affairs, subject to any rights, privileges, restrictions and conditions which may have been determined by the directors to attach to any series of preferred shares, the holders of all common shares shall be entitled to participate pari passu.

Preferred Shares

Our board of directors is authorized, subject to limitations imposed by the ABCA and our Articles of Amalgamation, to issue an unlimited number of preferred shares in one or more series, without shareholder approval, unless shareholder approval is required by applicable law or by the rules of a stock exchange or quotation system on which any series of our preferred shares may be listed or quoted. Our board is authorized to establish from time to time the number of shares to be included in each series and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions.

This prospectus describes certain general terms and provisions of our preferred shares. When we offer to sell a particular series of preferred shares, we will describe the specific terms of the securities in a supplement to this prospectus. The prospectus supplement will also indicate which terms and provisions described in this prospectus apply to the particular series of preferred shares. The terms of the preferred shares will be announced upon issuance of a series by the directors and a copy of such share capital terms will be posted under our corporate profile on www.sedar.com.

Holders of preferred shares shall have no right to receive notice of or to be present at or vote either in person or by proxy, at any general meeting of our shareholders by virtue of or in respect of their holding of preferred shares.

Stock Options

Our company has in place a “rolling” stock option plan that allows for the reservation of a maximum of 10% of our issued and outstanding shares at the time of the stock option grant, with vesting restrictions at the discretion of our directors. The purpose of our stock option plan is to attract and retain employees, consultants, officers and directors and to motivate them to advance the interests of our company by affording them with the opportunity, through share options, to acquire an equity interest in our company and benefit from its growth.

Under our stock option plan, our board of directors is authorized to grant, in its absolute discretion, stock options to directors, officers, employees or consultants on such terms, limitations, conditions and restrictions as it deems necessary and advisable, subject to the following terms and regulatory approvals:

1.	The maximum number of common shares reserved for issuance under our stock option plan, together with all previously established or proposed share compensation arrangements, will be 10% of the issued and outstanding common shares as at the date of the grant of the stock option.

2.	The number of common shares subject to each option shall be determined by our board of directors provided that:

a.	the number of common shares reserved for issuance to any one individual in a 12 month period does not exceed 5% of the issued and outstanding common shares at the time of the grant;

b.	the number of options granted to any one consultant in a 12 month period does not exceed 2% of the issued and outstanding common shares of the at the time of the grant;

c.	the aggregate number of options granted to any person conducting investor relations activities in any 12 month period does not exceed 2% of the issued and outstanding common shares at the time of grant; and

d.	the grant to insiders in a 12 month period of a number of options does not exceed 10% of the issued and outstanding common shares at the time of the grant.

3.	The exercise price of an option may not be set less than the closing market price during the trading day immediately preceding the date of grant of the option less any discount allowed by the TSX-V. However, if the options are granted within ninety days of a public distribution by prospectus, then the minimum exercise price shall be the greater of the aforementioned price and the per share price paid by the public investors for shares acquired in the distribution.

4.	The options may be exercisable for a period of up to five years.

5.	The options shall be non-assignable, and non-transferable (subject to options being exercisable by the optionee’s heirs or administrator).

6.	The options shall only be exercised by the optionee as long as:

a.	the optionee remains an eligible person pursuant to the option plan; or

b.	within a period of not more than 90 days after ceasing to be an eligible person; or

c.	if the optionee dies, within one year of the optionee’s death; or

d.	if an optionee is engaged in investor relations activities, within 30 days of being so engaged by our company.

Action Necessary to Change the Rights of Holders of our Shares

Under the ABCA, a company can amend its articles and governing documents via a special resolution of its shareholders. A “special resolution” is a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution or signed by all the shareholders entitled to vote on that resolution. Items that can be amended via special resolution include (but are not limited to): a change in our name; changing any maximum number of shares that we are authorized to issue; creating new classes of shares; reducing or increasing our stated capital; changing the designation of our shares to add, change or remove any rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any of our shares, whether issued or unissued; dividing a class of shares, whether issued or unissued, into series and fixing the number of shares in each series and the rights, privileges, restrictions and conditions thereof; authorizing the directors to divide any class of unissued shares into series and to fix the number of shares in each series and the rights, privileges, restrictions and conditions thereof; authorizing the directors to change the rights, privileges, restrictions and conditions attached to unissued shares of any series; or adding, changing or removing restrictions on the issue, transfer or ownership of shares.

Shareholder Meetings

Under the ABCA: (1) We must hold an annual meeting of shareholders not later than 15 months after holding the last preceding annual meeting; (2) the directors may at any time call a special meeting of shareholders; and (3) the holders of not less than 5% of our issued shares that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. The most recent annual meeting of our shareholders was held on August 15, 2018.

The ABCA requires that notice of the time and place of a meeting of shareholders shall be sent not less than 21 days and not more than 50 days before the meeting: (1) to each shareholder on record that is entitled to vote at the meeting; (2) to each director; and (3) to our auditor.

We also comply with certain continuous disclosure obligations of a reporting issuer in Canada respecting shareholder meetings, in addition to the rules and policies of the TSX-V.

Certain Take-over Bid Requirements

Canadian laws applicable to us provide for early warning disclosure requirements and for take-over bid rules for bids made to security holders in various jurisdictions in Canada, a summary of which is set forth below.

In Canada, securities laws are a matter of provincial/territorial jurisdiction and, as a result, bids are governed by applicable corporate and securities legislation in each province or territory in addition to policy and instruments implemented by Canadian Securities Administrators.

Under the laws of the Provinces of Alberta and British Columbia, the jurisdictions in Canada in which we are a reporting issuer (as defined under provincial securities law), when any person (an “offeror”) acquires, except pursuant to a formal take-over bid, beneficial ownership of, or the power to exercise control or direction over, or securities convertible into, voting or equity securities of any class of a reporting issuer that, together with such offeror’s securities of that class, would constitute 10% or more of the outstanding securities of that class, the offeror must immediately (i) issue and file a press release announcing the acquisition and (ii) file a report of such acquisition with the applicable securities regulatory authorities within two business days of the acquisition. Once an offeror has filed such report, the offeror is required to issue further press releases and file further reports each time that the offeror, or any person acting jointly or in concert with the offeror, acquires beneficial ownership of, or the power to exercise control or direction over, or securities convertible into, an additional 2% or more of the outstanding securities of the applicable class and upon a change in any other material fact set out in previous reports. Certain institutional investors may elect an alternative monthly reporting system.

In Alberta, British Columbia and other Canadian jurisdictions, a take-over bid is generally defined as an offer to acquire outstanding voting or equity securities of a class made to any holder in the jurisdiction of securities subject to the offer to acquire, if the securities subject to the offer to acquire, together with securities held by the offeror and any person acting jointly or in concert with the offeror, constitute in aggregate 20% or more of the outstanding securities of that class of securities at the date of the offer to acquire. Subject to limited exemptions, a take-over bid must generally be made to all holders of securities of the class that is subject to the bid who are in the jurisdiction and must allow such security holders 35 days to accept the bid. Unless exemptions are available, the offeror must deliver to the security holders a take-over bid circular which describes the terms of the take-over bid and the directors of the reporting issuer must deliver a directors’ circular not later than 15 days after the date of the bid, either making or declining to make a recommendation to security holders to accept or reject the bid and the reasons for their making or not making a recommendation. Whilst provincial securities laws in Canada only regulate offers to residents of the particular province, the Canadian Securities Administrators have adopted a policy whereby they may issue a cease trade order against a company if a take-over bid is not made to all Canadian security holders. It should be noted that one exemption from the aforementioned provisions is in the case of a “foreign take-over bid”. Such an exemption may be available where (among other criteria): (a) security holders whose last address as shown on the books of the offeree issuer is in Canada hold less than 10% of the outstanding securities of the class subject to the bid at the commencement of the bid; (b) the offeror reasonably believes that security holders in Canada beneficially own less than 10% of the outstanding securities of the class subject to the bid at the commencement of the bid; (c) the published market on which the greatest volume of trading in securities of that class occurred during the 12 months immediately preceding the commencement of the bid was not in Canada; (d) security holders in the local jurisdiction are entitled to participate in the bid on terms at least as favourable as the terms that apply to the general body of security holders of the same class; (e) at the same time as material relating to the bid is sent by or on behalf of the offeror to security holders of the class that is subject to the bid, the material is filed and sent to security holders whose last address as shown on the books of the offeree issuer is in the local jurisdiction. For a complete description of the foreign take-over bid exemption, readers are referenced to Multilateral Instrument 62-104 – Take-over Bids and Issuer Bids, issued by the Canadian Securities Administrators.

Transfer Agent and Registrar

The transfer agent and registrar for our common shares is AST Trust Company (Canada). Our transfer agent’s address is 1 Toronto Street, Suite 1200, Toronto, Ontario M5C 2VC and its telephone number is (416) 682-3844.

Our co-transfer agent is American Stock Transfer & Trust Company.

Listing

Our common shares are listed on the NYSE American and the TSX-V under the symbol “ZOM.”

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) of acquiring, owning, and disposing of our common shares acquired pursuant to this prospectus. This summary does not discuss any tax consequences applicable to the selling shareholders. Each selling shareholder should consult its own tax advisor regarding the tax consequences of the resale of common shares.

Scope of this Summary

Tax Consequences Not Addressed

This summary does not address all potential U.S. federal income tax considerations that may be relevant to a particular U.S. Holder. In addition, this summary does not take into account the individual facts and circumstances that may affect the U.S. federal income tax consequences to a particular U.S. Holder, including specific tax consequences under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address any U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, or non-U.S. tax considerations. Except as specifically set forth below, this summary does not discuss tax reporting requirements that may be applicable to any particular U.S. Holder. Each prospective U.S. Holder should consult its own tax advisors regarding the tax consequences of acquiring, owning, and disposing of our common shares acquired pursuant to this prospectus.

Authorities

This summary is based upon the provisions of the Code, the United States Treasury Regulations (whether final, temporary, or proposed) promulgated thereunder, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and administrative rulings and judicial decisions interpreting the Code and the United States Treasury Regulations, all as currently in effect, and all subject to differing interpretations or change, possibly on a retroactive basis. We have not sought, and will not seek, a ruling from the IRS regarding any matter discussed herein, and no assurance can be given that the IRS would not assert, or that a court would not sustain, a position that is different from, and contrary to, the positions taken in this summary.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of common shares acquired pursuant to this prospectus that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States (as determined under U.S. federal income tax rules);

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision of the United States;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (ii) has a valid election in effect under applicable United States Treasury Regulations to be treated as a U.S. person.

An individual may be a resident for U.S. federal income tax purposes in any calendar year if the individual was present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during the three-year period ending with the current calendar year. For purposes of this calculation, all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens.

Non-U.S. Holders Not Addressed

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a U.S. Holder and is not a partnership for U.S. federal income tax purposes. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders of acquiring, owning, and disposing of common shares. Each prospective investor should consult a professional tax advisor with respect to the U.S. federal income, U.S. alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences of acquiring, owning, and disposing of our common shares.

Certain U.S. Holders Not Addressed

This summary does not address the U.S. federal income tax considerations applicable U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that:

•	are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

•	are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies;

•	are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method;

•	have a “functional currency” other than the U.S. dollar;

•	own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position;

•	acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services;

•	hold common shares other than as a capital asset within the meaning of section 1221 of the Code (generally, property held for investment purposes);

•	are partnerships or other “pass-through” entities for U.S. federal income tax purposes (or investors in such partnerships or entities);

•	own, have owned, or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or total value of the outstanding shares of our company;

•	are U.S. expatriates or former long-term residents of the United States;

•	have been, are, or will be residents or deemed to be residents in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”);

•	use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada;

•	are persons whose common shares constitute “taxable Canadian property” under the Tax Act; or

•	have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention.

U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences of acquiring, owning, and disposing of our common shares.

The following summary is not a substitute for careful tax planning and advice. U.S. Holders of common shares are urged to consult their own tax advisors concerning the U.S. federal income tax consequences of the issues discussed herein, in light of their particular circumstances, as well as any considerations arising under the laws of any foreign, state, local, or other taxing jurisdiction.

PFIC Status and Related Tax Consequences

Status as a PFIC

We believe we were classified as a PFIC during our taxable year ended 2017, and based on current business plans and financial expectations, we believe we will continue to be a PFIC for the current and future taxable years. As a result, certain potentially adverse rules may affect the U.S. federal income tax consequences to a U.S. Holder of acquiring, owning, and disposing of our common shares. No opinion of legal counsel or ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any taxable year depends on the assets and income of such corporation calculated on an annual basis and, as a result, cannot be predicted with certainty as of the date of this prospectus. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of our company.

A foreign corporation generally will be classified as a PFIC under Section 1297 of the Code in any taxable year in which either:

•	at least 75% of its gross income is “passive income”, or the PFIC Income Test; or

•	at least 50% of the gross value of its assets is attributable to assets that produce, or are held for the production of, passive income, based on the quarterly average of the fair market value of such assets, or the PFIC Asset Test.

For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. Passive assets include cash and liquid securities, even if used as working capital.

If our company is a PFIC for any taxable year during which a U.S. Holder owns common shares, such U.S. Holder will be subject to different taxation rules with respect to an investment in our common shares depending on whether such U.S. Holder makes an election to treat our company as a “qualified electing fund” under Section 1295 of the Code, or a QEF Election or makes a mark-to-market election under Section 1296 of the Code, or a Mark-to-Market Election. A U.S. Holder that does not make either election is referred to in this summary as a “Non-Electing U.S. Holder.”

Default PFIC Rules

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code.

Distributions are divided into two categories, “excess distributions” and others. An excess distribution is the amount received in a taxable year that exceeds 125% of the average annual distributions paid on our common shares in the three preceding taxable years.

Any gain realized on the sale, exchange or other disposition of our common shares is also considered an excess distribution.

Under these rules:

•	the excess distribution is allocated ratably over the holding period (on a daily basis) for the common shares;

•	the amount allocated to prior taxable years is subject to tax at the highest rate of tax applicable to ordinary income in each such year;

•	an interest charge for the deemed tax deferral is imposed with respect to the resulting tax attributable to each such prior taxable year. A taxpayer that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible; and

•	the amount allocated to the current taxable year is taxed as ordinary income and would not be “qualified dividend income” or long-term capital gain (see “General Rules Applicable to the Ownership and Disposition of Common Shares – Distributions on Common Shares” below).

In addition, if a Non-Electing U.S. Holder who is an individual dies while owning our common shares the Non-Electing U.S. Holder’s successor would be ineligible to receive a step-up in tax basis of the common shares.

To the extent a distribution on our common shares does not constitute an excess distribution to a Non-Electing U.S. Holder, such Non-Electing U.S. Holder generally will be required to include the amount of such distribution in gross income as a dividend to the extent of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) that are not allocated to excess distributions, and will not be eligible for the reduced rates applicable to “qualified dividend income” with respect to such distribution.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC will generally apply for subsequent years to a Non-Electing U.S. Holder who held common shares while we are a PFIC, whether or not we meet the PFIC Income Test or PFIC Asset Test in those subsequent years. Non-Electing U.S. Holders are encouraged to consult their tax advisors regarding the application of the PFIC rules to their specific situation.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election with respect to our common shares, referred to in this disclosure as an “Electing U.S. Holder,” will not be subject to the default PFIC tax, or Section 1291, and interest charge rules (or the denial of basis step-up at death) discussed above with respect to such shares. Instead, an Electing U.S. Holder must include in income such shareholder’s pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing U.S. Holder. The amount so included in income generally will be treated as ordinary income to the extent of such Electing U.S. Holder’s allocable share of the PFIC’s ordinary earnings and as long-term capital gain to the extent of such Electing U.S. Holder’s allocable share of the PFIC’s net capital gains. No portion of any such inclusion of ordinary earnings will be eligible to be treated as “qualified dividend income.” If an Electing U.S. Holder is an individual, any such net capital gain inclusions would be eligible for taxation at the preferential capital gain tax rates. Such income inclusions generally will be treated as income from sources outside the United States for foreign tax credit purposes.

An Electing U.S. Holder will be subject to U.S. federal income tax on such income inclusions for each taxable year in which we are a PFIC, regardless of whether such amounts are actually distributed to such Electing U.S. Holder. However, an Electing U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If an Electing U.S. Holder is an individual, any such interest will be treated as non-deductible “personal interest.”

Any net operating loss or net capital loss of a PFIC will not pass through to the Electing U.S. Holder and will not offset any ordinary earnings or net capital gain of a PFIC recognized by Electing U.S. Holders in subsequent years (although such losses would ultimately reduce the gain, or increase the loss, recognized by the Electing U.S. Holder on its disposition of the common shares).

An Electing U.S. Holder generally (i) may receive a tax-free distribution from our company to the extent that such distribution represents earnings and profits of our company that were previously included in income by the Electing U.S. Holder because of such QEF Election and (ii) will adjust such Electing U.S. Holder’s tax basis in the common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, an Electing U.S. Holder generally will recognize capital gain or loss on the sale, exchange, or other taxable disposition of common shares.

A U.S. Holder may make a timely QEF Election with respect to its ownership of our common shares by filing one copy of IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return for the first year in which it holds our common shares. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the common shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging election” pursuant to Section 1291(d) of the Code recognizing gain as if its common shares were sold for their fair market value on the day the QEF Election is effective (which will be taxed under the default rules of Section 1291 of the Code discussed above). If a U.S. Holder makes a QEF Election but does not make a “purging election,” then such U.S. Holder shall not be subject to the QEF Election rules and shall continue to be subject to tax under the rules of Section 1291 discussed above with respect to its common shares. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the subsidiary PFIC for the QEF rules to apply to both PFICs.  A QEF Election for a U.S. Holder will be effective only if we agree to provide certain information to such holder annually.  At this time, we intend to provide U.S. Holders with such information as may be required to make a QEF Election effective, but we cannot guarantee that we will be able to do so.

A QEF Election will apply to the taxable year for which such QEF Election is timely made and to all subsequent taxable years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent taxable year we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those taxable years in which we are not a PFIC. Accordingly, if we become a PFIC in another subsequent taxable year, the QEF Election will be effective and the Electing U.S. Holder will be subject to the QEF rules described above during any subsequent taxable year in which the Company qualifies as a PFIC.

Each U.S. Holder should consult its own tax advisors regarding tax consequences of a QEF Election with respect to us and any subsidiary PFIC.

Mark-to-Market Election

Alternatively, if our common shares are “marketable stock,” a U.S. Holder generally would be permitted to make a Mark-to-Market Election. Generally, stock will be considered “marketable stock” if it is “regularly traded” on a “qualified exchange” within the meaning of applicable United States Treasury Regulations. A class of stock is “regularly traded” on an exchange during any calendar year in which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. A “qualified exchange” includes: (i) a national securities exchange that is registered with the Securities and Exchange Commission, (ii) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (iii) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (a) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (b) the rules of such foreign exchange effectively promote active trading of listed stocks.

If a Mark-to-Market Election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such U.S. Holder’s adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the Mark-to-Mark Election. A U.S. Holder’s tax basis in the common shares would be adjusted to reflect the amount included in gross income or allowed as a deduction because of the Mark-to-Market Election. Gain realized on the sale, exchange, or other disposition of the common shares would be treated as ordinary income, and any loss realized on the sale, exchange, or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations (see “General Rules Applicable to the Ownership and Disposition of Common Shares – Sale or Other Taxable Disposition of Common Shares” below). Amounts treated as ordinary income are not eligible for the preferential tax rates applicable to “qualified dividend income” or long-term capital gains.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the common shares cease to be marketable stock or the IRS consents to revocation of such election. If a U.S. Holder does not make a Mark-to-Market Election beginning in the first taxable year of such U.S. Holder’s holding period for the common shares for which we are a PFIC and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the common shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the common shares, no such election may be made with respect to the stock of any subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of subsidiary PFIC stock or excess distributions from a subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of common shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which common shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if we are a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses our common shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such common shares. Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. In addition, if a U.S. Holder owns common shares during any taxable year that we are treated as a PFIC, it will be required to file IRS Form 8621 (regardless of whether a QEF or Mark-to-Market Election is made). There are certain de minimis exceptions to this requirement.

Lastly, if we are not treated as a PFIC, and you paid taxes as if we were a PFIC, then you may be able to claim a refund for taxes you paid in excess of the taxes you actually owed. If you do not timely make such a refund claim, then your refund will be disallowed and you will bear more taxes than you actually owe.

The rules dealing with PFICs and with the QEF and Mark-to-Market Election are very complex and are affected by various factors in addition to those described above. Prospective investors should consult their own tax advisors regarding the application of the PFIC rules to our common shares, the availability and advisability of making a QEF or Mark-to-Market Election and the application of the reporting rules to your particular situation.

General Rules Applicable to the Ownership and Disposition of Common Shares

The following discussion describes the general rules applicable to the ownership and disposition of the common shares but is subject in its entirety to the special rules described above under the heading “PFIC Status and Related Tax Consequences.”

Distributions on Common Shares

The gross amount of any distribution (including amounts, if any, withheld in respect of Canadian withholding tax) actually or constructively received by a U.S. Holder with respect to our common shares will be taxable to the U.S. Holder as a dividend to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions to a U.S. Holder in excess of earnings and profits will be treated first as a return of capital that reduces a U.S. Holder’s tax basis in such common shares (thereby increasing the amount of gain or decreasing the amount of loss that a U.S. Holder would recognize on a subsequent disposition of our common shares), and then as gain from the sale or exchange of such common shares (see “Sale or Other Taxable Disposition of Common Shares”). The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution. In the event we make distributions to holders of common shares, we may or may not calculate our earnings and profits under U.S. federal income tax principles. If we do not do so, any distribution may be required to be regarded as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain. The amount of the dividend will generally be treated as foreign-source dividend income to U.S. Holders.

Non-corporate U.S. Holders, including individuals, will generally be eligible for the preferential U.S. federal rate on “qualified dividend income,” provided that we are a “qualified foreign corporation,” the stock on which the dividend is paid is held for a minimum holding period, and other requirements are satisfied. A “qualified foreign corporation” includes a foreign corporation that is not a PFIC in the year of the distribution or in the prior taxable year and that is eligible for the benefits of an income tax treaty with the United States that contains an exchange of information provision and has been determined by the United States Treasury Department to be satisfactory for purposes of the legislation (such as the Canada-U.S. Tax Convention).

Distributions to U.S. Holders generally will not be eligible for the “dividends received deduction” generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Sale or Other Taxable Disposition of Common Shares

Upon the sale, exchange, or other taxable disposition of common shares, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, or other disposition and such U.S. Holder's tax basis in such common shares sold or otherwise disposed of. If the U.S. holder receives Canadian dollars in the transaction, the amount realized will be the U.S. dollar value of the Canadian dollars received, which is determined for cash basis taxpayers on the settlement date for the transaction and for accrual basis taxpayers on the trade date (although accrual basis taxpayers can also elect the settlement date). A U.S. Holder’s tax basis in common shares generally will be such holder’s U.S. dollar cost for such common shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the common shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a corporate U.S. Holder. Deductions for capital losses are subject to significant limitations under the Code. The gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

Additional Considerations

Additional Medicare Tax on Net Investment Income

Certain U.S. Holders that are individuals, estates, or trusts (other than trusts that are exempt from tax) are subject to a tax of 3.8% on “net investment income” (or undistributed “net investment income,” in the case of estates and trusts) for each taxable year, with such tax applying to the lesser of such income or the excess of such person’s adjusted gross income (with certain adjustments) over a specified amount. Net investment income includes dividends on the common shares and net gains from the disposition of the common shares.

Further, excess distributions treated as dividends, gains treated as excess distributions under the PFIC rules discussed above, and mark-to-market inclusions and deductions are all included in the calculation of net investment income. United States Treasury Regulations provide, subject to the election described in the following paragraph, that solely for purposes of this additional tax, distributions of previously taxed income will be treated as dividends and included in net investment income subject to the additional 3.8% tax. Additionally, to determine the amount of any capital gain from the sale or other taxable disposition of common shares that will be subject to the additional tax on net investment income, a U.S. Holder who has made a QEF Election will be required to recalculate its basis in the common shares excluding QEF basis adjustments. Alternatively, a U.S. Holder may make an election which will be effective with respect to all interests in a PFIC for which a QEF Election has been made and which is held in that year or acquired in future years. Under this election, a U.S. Holder pays the additional 3.8% tax on QEF income inclusions and on gains calculated after giving effect to related tax basis adjustments.

U.S. Holders that are individuals, estates, or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the common shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange, or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all creditable foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation (including constructive dividends) should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Information Reporting and Backup Withholding

Under U.S. federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, certain U.S. Holders who hold certain “specified foreign financial assets” that exceed certain thresholds are required to report information relating to such assets. The definition of “specified foreign financial assets” generally includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person, and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions. Significant penalties may apply for failure to satisfy applicable reporting obligations.

Distributions paid with respect to common shares and proceeds from a sale, exchange, or redemption of common shares made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting to the IRS and possible U.S. backup withholding (at a rate of 24%). Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct U.S. taxpayer identification number and makes any other required certification on IRS Form W-9 or that is a corporation or other entity that is otherwise exempt from backup withholding. Each U.S. Holder should consult its own tax advisors regarding the application of the U.S. information reporting and backup withholding rules. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. U.S. Holders should consult with their own tax advisors regarding their reporting obligations, if any, as a result of their acquisition, ownership, or disposition of our common shares.

CERTAIN CANADIAN INCOME TAX CONSIDERATIONS

The following is, as of the date of this prospectus, a summary of the principal Canadian federal income tax considerations pursuant to the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”) that generally apply to the acquisition, holding and disposition of common shares by a person who is neither resident nor deemed to be resident in Canada for purposes of the Tax Act, is a resident of the U.S. for purposes of the Canada - U.S. Income Tax Convention (“Treaty”) and acquires a beneficial interest in the common shares (a “U.S. Holder”).

This summary applies only to a U.S. Holder who, at all relevant times, for purposes of the Tax Act:

•	holds the common shares as capital property;

•	does not, and is not deemed to, use or hold the common shares in the course of carrying on a business in Canada;

•	deals at arm’s length and is not affiliated with us; and

•	is a “qualifying person” or otherwise entitled to benefits under the Treaty.

Special rules, which are not discussed in this summary, may apply to a U.S. Holder that is an insurer that carries on an insurance business in Canada and elsewhere.

This summary is based on the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (“Tax Proposals”), and an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) made publicly available prior to the date hereof. This summary assumes the Tax Proposals will be enacted in the form proposed, however, no assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all. Except for the Tax Proposals, this summary does not take into account or anticipate any changes in law or administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial action, nor does it take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those discussed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations that apply to an investment in common shares. Moreover, the income and other tax consequences of acquiring, holding or disposing of common shares will vary depending on an investor’s particular circumstances. Accordingly, this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any investor. Consequently, investors should consult their own tax advisors for advice with respect to the income tax consequences of an investment in common shares based on their particular circumstances.

Dividends on Common Shares

Dividends paid or credited on the common shares (or deemed to be paid or credited on the common shares) to a U.S. Holder will generally be subject to Canadian withholding tax at the rate of 15%.

Dispositions of Common Shares

A U.S. Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of common shares (other than a disposition to us, unless purchased by us in the open market in the manner in which shares are normally purchased by any member of the public in the open market, in which case other considerations may arise), unless the common shares are “taxable Canadian property” of the U.S. Holder for purposes of the Tax Act and the U.S. Holder is not entitled to relief under the Treaty.

Generally, the common shares will not constitute “taxable Canadian property” of a U.S. Holder at a particular time provided that the common shares are listed at that time on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX-V and NYSE American), unless at any particular time during the 60-month period that ends at that time both of the following are true:

1. (a) the U.S. Holder, (b) persons with whom the U.S. Holder does not deal with at arm’s length (for purposes of the Tax Act), (c) partnerships in which the U.S. Holder or a person described in (b) holds an interest directly or indirectly through one or more partnerships, or (d) any combination of (a) to (c) owned 25% or more of the issued shares of any class or series of our capital stock; and

2. more than 50% of the fair market value of the common shares was derived directly or indirectly from one or any combination of: (a) real or immovable properties situated in Canada, (b) “Canadian resource properties” (as defined in the Tax Act), (c) “timber resource properties” (as defined in the Tax Act), and (d) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists.

Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, common shares may be deemed to be taxable Canadian property. U.S. Holders whose common shares may constitute taxable Canadian property should consult their own tax advisors.

PLAN OF DISTRIBUTION

The selling shareholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling common shares or interests in common shares received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their common shares or interests in common shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling shareholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this Prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the common shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common shares, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer the common shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common shares or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common shares in the course of hedging the positions they assume. The selling shareholders may also sell our common shares short and deliver these securities to close out their short positions, or loan or pledge the common shares to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling shareholders from the sale of the common shares offered by them will be the purchase price of the common shares less discounts or commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common shares to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling shareholders also may resell all or a portion of the common shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of the common shares or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling shareholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the common shares to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify certain of the selling shareholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the common shares offered by this prospectus.

LEGAL MATTERS

The validity of the common shares offered hereby has been passed upon for us by Tingle Merrett LLP, Calgary, Alberta, Canada. Partners and associates of Tingle Merrett LLP own or exert control or direction over an aggregate of 1,300,000 common shares. Lowenstein Sandler LLP, New York, New York has acted as our United States counsel in connection with this offering. Lowenstein Sandler LLP owns 92,955 common shares.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K have been audited by MNP LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been incorporated herein by reference in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read or obtain a copy of these reports at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549, on official business days during the hours of 10:00 am to 3:00 pm. You may obtain information on the operation of the public reference room and its copy charges by calling the SEC at 1-800-SEC-0330. The SEC maintains a website, at http://www.sec.gov, that contains registration statements, reports, proxy information statements and other information regarding registrants that file electronically with the SEC, including us. Our website address is http://www.zomedica.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this document.

The SEC allows us to “incorporate by reference” information that we file with it into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede information contained in this prospectus and any accompanying prospectus supplement.

We incorporate by reference the documents listed below that we have previously filed with the SEC, each of which has Exchange Act File No. 000-38298 unless otherwise noted:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on February 28, 2018;
•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2018, June 30, 2018 and September 30, 2018, which were filed with the SEC on May 15, 2018, August 9, 2018 and November 13, 2018, respectively;
•	our Current Reports on Form 8-K filed with the SEC on May 10, 2018, June 15, 2018, June 19, 2018, June 29, 2018, August 15, 2018, November 28, 2018 and December 20, 2018; and
•	the description of our common shares as set forth in our Registration Statement on Form 8-A filed with the SEC on November 15, 2017, including any amendments thereto or reports filed for the purposes of updating this description.

All reports and other documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but prior to the termination of the offering of the common shares hereunder will also be considered to be incorporated by reference into this prospectus from the date of the filing of these reports and documents, and will supersede the information herein; provided, however, that all reports, exhibits and other information that we “furnish” to the SEC will not be considered incorporated by reference into this prospectus. Any statement contained in a document incorporated by reference in this prospectus or any prospectus supplement shall be deemed to be modified or superseded to the extent that a statement contained herein, therein or in any other subsequently filed document that also is incorporated by reference herein or therein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or any prospectus supplement.

We will provide you without charge, upon your oral or written request, with a copy of any or all reports, proxy statements and other documents we file with the SEC, as well as any or all of the documents incorporated by reference in this prospectus or the registration statement (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to:

Zomedica Pharmaceuticals Corp.

100 Phoenix Drive, Suite 190

Ann Arbor, Michigan 48108

(734) 369-2555

Up to 84,747,162 Common Shares

PROSPECTUS

February 7, 2019